June 6, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Jeffrey Riedler, Esq.


              Re:       Callisto Pharmaceuticals, Inc.
                        Form S-3 filed April 5, 2005
                        File No. 333-123863



Dear Mr. Riedler:

     This letter sets forth the responses of Callisto Pharmaceuticals, Inc., a Delaware corporation (the "Company" or "we"), to the comments received from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated April 29, 2005 concerning the Company's Registration Statement on Form S-3 (File No. 333-123863) filed with the Commission on April 5, 2005 (the "Registration Statement"). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

     The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in its letter to the Company dated April 29, 2005. References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-3 or to Form 10-K/A for the year ended December 31, 2004, as applicable, both of which are being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company's response below it.

GENERAL

1. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT EXHAUSTIVE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

     Where applicable, we have made changes in accordance with your comments throughout Amendment No. 1 to Form S-3 and Form 10-K/A.

2. WE NOTE THAT YOUR 10-KSB INDICATES THAT YOUR PUBLIC FLOAT EXCEEDS $40 MILLION. PLEASE PROVIDE US WITH AN ANALYSIS SUPPORTING THE COMPANY'S DECISION TO FILE A FORM 10-KSB INSTEAD OF A 10-K. WE NOTE THAT THE FLOAT DISCLOSED ON THE PRIOR 10-K WAS NEARLY $70 MILLION.

     We have converted the Form 10-KSB to a Form 10-K for the year ended December 31, 2004.

3.   PLEASE INCLUDE PAGE NUMBERS ON THE FILING.

     We have included page numbers on Amendment No. 1 to Form S-3.

FORM S-3
SUMMARY

4. PLEASE CONSIDER PRESENTING THIS INFORMATION USING MORE SIMPLE LANGUAGE THAT INVESTORS WILL UNDERSTAND. AS A FEW EXAMPLES ONLY, TERMS SUCH AS "OSTEOLYTIC BONE DISEASE," "ANTHRACYCLINE," "REFRACTORY," AND SIMILARLY COMPLEX TERMS SHOULD BE REPLACED WITH MORE SIMPLE TERMS OR DEFINED THE FIRST TIME THEY ARE USED SO THAT INVESTORS CAN EASILY UNDERSTAND YOUR DISCLOSURE. PLEASE REVIEW THE SECTION AND THE RISK FACTORS AND REVISE THE SECTION ACCORDINGLY.

     Throughout the Summary section of Amendment No. 1 to Form S-3 and Form 10-K/A we have replaced or defined complex terms.

5. WE NOTE YOUR USE OF THE TERM "PHASE I/II" REGARDING YOUR RECENTLY COMPLETED AND CURRENTLY ONGOING CLINICAL TRIALS REGARDING YOUR TWO RESPECTIVE PRODUCTS. THE USE OF THE TERM "PHASE I/II" SHOULD ONLY BE USED IF YOUR TRIAL MET ALL THE FDA REQUIREMENTS FOR A PHASE II STUDY. PLEASE TELL US WHETHER OR NOT YOUR PHASE I/II TRIAL MET ALL OF THE REQUIREMENTS OF PHASE II CLINICAL TRIALS. WE NOTE THAT PHASE II TRIALS TYPICALLY INVOLVE ADMINISTERING THE PRODUCT UNDER DEVELOPMENT TO 100-300 PARTICIPANTS, ALLOWING FOR THE EVALUATION OF THE EFFECTIVENESS OF THE DRUG AND DETERMINING THE SHORT-TERM SIDE EFFECTS AND RISKS. HAS THE FDA AGREED THAT YOUR RESPECTIVE STUDIES WERE DESIGNED TO MEET THE REQUIREMENTS OF PHASE II TRIALS? FOR ANY OF YOUR STUDIES NOT DESIGNED TO MEET ALL REQUIREMENTS OF FDA APPROVED PHASE II CLINICAL TRIALS, PLEASE DELETE THE REFERENCES TO "PHASE I/II," REPLACE THE REFERENCES WITH THE TERM "PHASE I" AND EXPLAIN THAT THE TRIALS ARE DESIGNATED TO PROVIDE INFORMATION RELATED TO THE EFFICACY, NOT THE EFFECTIVENESS, OF THE PRODUCT CANDIDATE. THIS COMMENT ALSO APPLIES TO YOUR REFERENCES TO "PHASE II/III" THROUGHOUT THE PROSPECTUS.

     The use of the term "Phase I/IIa" is unique to cancer trials where an experimental drug entering the clinic is immediately evaluated in cancer patients rather than in healthy volunteers which is the case for other disease indications. Consequently, in cancer trials, the term "Phase I/IIa" is used rather than "Phase I" which is the designation for an initial safety trial in the clinic. A Phase I/IIa cancer trial has the potential to pick up an early indication of a drug effect which is something that is normally assessed in a Phase II trial in other diseases. The ongoing Atiprimod clinical trial in relapsed multiple myeloma patients qualifies as a Phase I/IIa trial, by these criteria. The protocol was reviewed by the FDA and by the institutional review boards of the clinical institutions where the clinical trial is being held. As stated on page 5 of Form 10-K/A under "Development Strategy" the primary objective of the clinical study is to assess the safety of the drug and the secondary objective is to measure the pharmacokinetics, evaluate the response in patients with refractory disease and to identify possible surrogate responses to the drug to better determine the mechanism of drug action. Therefore, the Atiprimod clinical trial's objectives are to assess the safety as well as some efficacy of the drug which is why it is a Phase I/IIa clinical trial.

     The earlier trial of Annamycin also qualifies as a Phase I/IIa trial as it was conducted in relapsed leukemia patients, and in fact, data were reported on complete remissions in this study, which is an effect that exemplifies the Phase IIa portion of the Phase I/IIa trial.

     We do not refer to a Phase II/III trial designation in Amendment No. 1 to Form S-3 or in Form 10-K/A since no such designation exists in clinical development.

RECENT DEVELOPMENTS

6.   PLEASE EXPLAIN WHAT YOU MEAN BY "IRB APPROVAL."

     In Recent Developments in Amendment No. 1 to Form S-3 on page 6, we have defined IRB approval as Institutional Review Board approval.

RISK FACTORS

7. WHEN DISCLOSING A RISK FACTOR, YOU SHOULD CUSTOMIZE IT WITH SPECIFIC REASONS WHY YOU MAY BE EXPOSED TO A PARTICULAR RISK SO AS TO MAKE THE DISCLOSURE MORE MEANINGFUL. AS ONE EXAMPLE ONLY, THE DISCLOSURE IN "IF OUR AGREEMENTS WITH ANORMED oR THE UNIVERSITY OF TEXAS.. .," YOU SHOULD EXPAND AND CUSTOMIZE THE RISK FACTOR TO DISCLOSE WHETHER THERE ARE ANY FACTS OR CIRCUMSTANCES THAT COULD CAUSE YOU TO MISS A PAYMENT OR OTHERWISE HAVE EITHER OF THESE AGREEMENTS TERMINATED, RATHER THAN GENERICALLY REFERRING TO THEIR POSSIBLE TERMINATION BECAUSE OF A MISSED PAYMENT.

     PLEASE REVIEW ALL OF YOUR RISK FACTORS TO ENSURE THAT YOUR DISCLOSURE IS CUSTOMIZED FOR THE COMPANY AND IS AS SPECIFIC AS POSSIBLE. IN YOUR RESPONSE LETTER, PLEASE IDENTIFY ALL PLACES WHERE REVISIONS ARE MADE IN RESPONSE TO THIS COMMENT.

     We have reviewed all of our risk factors to ensure that our disclosure is customized and is as specific as possible. The following risk factors have been modified in response to this comment.

     "If our agreements with AnorMED Inc. or the University of Texas .....".

     "Delays in clinical testing .....".

     "If our product candidates are unable to compete effectively ......".

     "If our relationships with our contract manufacturer for Annamycin .....".

     "We will need to increase the size of our organization .....".

     "It is difficult and costly to protect our proprietary rights ......".

8. IN YOUR HEADING, PLEASE ELIMINATE THE SENTENCE "THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES AFFECTING US." ALL MATERIAL RISK FACTORS SHOULD BE DISCLOSED.

     In the heading to Risk Factors in Amendment No. 1 to Form S-3 on page 7 we have deleted the sentence "the risks described below are not the only ones affecting us."

"WE HAVE INCURRED SIGNIFICANT LOSSES..."

9. PLEASE UPDATE YOUR FINANCIAL DATA IN THIS RISK FACTOR TO INCLUDE NUMBERS FOR THE FIRST QUARTER OF THIS YEAR.

     Such risk factor in Amendment No. 1 to Form S-3 on page 7 has been updated to include financial data for the quarter ended March 31, 2005.

"WE WILL NEED TO RAISE SUBSTANTIAL ADDITIONAL CAPITAL.."

10. PLEASE DISCLOSE THE AMOUNT OF CASH YOU EXPEND ON A MONTHLY BASIS. IF THERE IS A SIGNIFICANT VARIABILITY, PLEASE INCLUDE A RANGE.

     Such risk factor in Amendment No. 1 to Form S-3 and Form 10-K/A on page 8 and 10, respectively, has been modified to disclose the amount of cash expended in 2004 and on a monthly basis during 2004 which is an average.

"DELAYS IN CLINICAL TESTING. . ."

11. PLEASE DISCLOSE ANY DELAYS YOU HAVE EXPERIENCED IN CLINICAL TRIALS TO THIS POINT.

     Such risk factor has been modified in Amendment No. 1 to Form S-3 and Form 10-K/A on page 9 and 11, respectively.

"THE COMMERCIAL SUCCESS OF OUR PRODUCTS..."

12. TO THE EXTENT THAT THERE ARE FACTS OR CIRCUMSTANCES THAT WOULD SUPPORT THE CONCERNS SET FORTH IN THE BULLET POINTS IN THIS SECTION, PLEASE DISCLOSE THOSE FACTS IN THIS RISK FACTOR.

     We have removed this risk factor because our lead drug candidates are targeting cancers that have no "standard of care." In the event our lead drug candidates are approved we anticipate the concerns set forth in this risk factor will not be a material risk to the Company.

"IF OUR PRODUCT CANDIDATES ARE UNABLE TO COMPETE EFFECTIVELY.."

13. IF THERE ARE ANY PRODUCTS ON THE MARKET OR IN DEVELOPMENT THAT WOULD BE COMPETITIVE WITH YOUR PRODUCTS, PLEASE DESCRIBE THOSE PRODUCTS AND DISCLOSE ANY ADVANTAGES THAT THOSE PRODUCTS MIGHT HAVE RELATIVE TO YOUR PRODUCTS.

     Such risk factor has been modified in Amendment No. 1 to Form S-3 and Form 10-K/A on page 10 and page 11, respectively.

"WE MAY NEED OTHERS TO MARKET AND COMMERCIALIZE OUR PRODUCT CANDIDATES..

14.  PLEASE DISCLOSE IF YOU HAVE ANY CURRENT PLANS TO ENTER INTERNATIONAL
     MARKETS.

     Such risk factor has been modified in Amendment No. 1 to Form S-3 and Form 10-K/A on page 11 and page 12, respectively, to state that we have no current plans to enter international markets.

"IF THE FDA DOES NOT APPROVE OUR CONTRACT MANUFACTURERS' FACILITIES. . ." "WE RELY UPON THIRD PARTIES TO CONDUCT CLINICAL TRIALS..."

15. CURRENTLY, THIS RISK FACTOR DESCRIBES THE POTENTIAL PROBLEMS ASSOCIATED WITH COLLABORATIONS. HOWEVER, IF THE COMPANY IS CURRENTLY DEPENDENT UPON COLLABORATORS IN A MATERIAL WAY (SUCH AS THE THIRD PARTY MANUFACTURERS AND CLINICAL TRIAL PROVIDERS YOU DESCRIBE IN A SUBSEQUENT RISK FACTOR), THIS RISK FACTOR SHOULD ALSO DISCUSS THE RISKS ASSOCIATED WITH THAT DEPENDENCE. YOU SHOULD DESCRIBE THE SPECIFIC COLLABORATION UPON WHICH YOU ARE DEPENDENT SO THAT INVESTORS CAN UNDERSTAND THE DEPENDENCE AND THE RISKS ASSOCIATED WITH LOSING THE COLLABORATION. YOU SHOULD ALSO DESCRIBE THE ALTERNATIVES THE COMPANY WOULD FACE IF THE COLLABORATION WERE LOST.

     In Amendment No. 1 to Form S-3 and Form 10-K/A on page 12 and 13, respectively, we have added a risk factor regarding our dependence on the manufacturer of Annamycin which discusses the risks associated with that dependence as well as the alternatives we would face if the collaboration was lost.

"IF WE FAIL TO ATTRACT AND KEEP SENIOR MANAGEMENT.."

16. TO THE EXTENT THAT YOU HAVE EXPERIENCED PROBLEMS ATTRACTING AND RETAINING KEY PERSONNEL IN THE RECENT PAST, PLEASE REVISE TO DESCRIBE THESE PROBLEMS. ADDITIONALLY, IF ANY KEY EMPLOYEE HAS PLANS TO RETIRE OR LEAVE YOUR COMPANY IN THE NEAR FUTURE, PLEASE REVISE THE DISCUSSION TO DISCLOSE THIS INFORMATION.

     To date we have not experienced problems attracting and retaining key personnel. We are not aware of any key employee planning to retire or leave our company in the near future.

"IF WE FAIL TO ACQUIRE AND DEVELOP.."

17. PLEASE DISCLOSE WHETHER ACQUISITIONS ARE A MATERIAL COMPONENT OF YOUR BUSINESS MODEL OR BUSINESS STRATEGY AND ALSO DISCLOSE WHETHER THE COMPANY HAS ANY CURRENT INTENTIONS TO ACQUIRE ANOTHER COMPANY.

     Such risk factor has been modified in Amendment No. 1 to Form S-3 and Form 10-K/A on page 13 and 14_, respectively, to state that as part of our growth strategy in addition to developing our product candidates, we intend to license or acquire additional products and product candidates. We also state that we have no current intentions to acquire another company.

"WE WILL NEED TO INCREASE THE SIZE OF OUR ORGANIZATION.."

18. PLEASE DISCLOSE THE NUMBER OF NEW EMPLOYEES THAT THE COMPANY PLANS TO HIRE TO FULFILL ITS STRATEGY FOR THE NEXT TWO YEARS.

     Such risk factor has been modified in Amendment No. 1 to Form S-3 and Form 10-K/A on page 14 and 15, respectively, to disclose the approximate number of employees the Company plans to hire over the next year. The Company was uncomfortable forecasting a number beyond one year since the determination is dependent on the progress of the Company's development activities and clinical trials as well as financing of the Company.

19. IN ADDITION, YOU INDICATE THAT YOU WILL BROADEN EXPERTISE AND EXTEND MANUFACTURING CAPABILITIES. PLEASE EXPAND THIS DISCUSSION TO DISCLOSE SPECIFICALLY WHAT YOUR P1ANS ARE IN THESE REGARDS.

     We do not have any plans to broaden expertise and develop or extend manufacturing capabilities.

"RISKS RELATED TO OUR INTELLECTUAL PROPERTY"

20. WITH RESPECT TO YOUR CONCERNS REGARDING INTELLECTUAL PROPERTY, PLEASE DISCLOSE WHAT INTELLECTUAL PROPERTY THAT YOU POSSESS AND ANY SPECIFIC CONCERNS THAT YOU MAY HAVE, EITHER WITH REGARD TO INVALIDATION OR CLAIMS THAT YOU HAVE INFRINGED UPON THE RIGHTS OF OTHERS.

     Such risk factor in Amendment No. 1 to Form S-3 and Form 10-K/A on page 15 and 16, respectively, has been modified to disclose our intellectual property. We currently do not have any specific concerns either with regard to invalidation or claims the we have infringed upon the rights of others.

21.  PLEASE DISCLOSE WHEN YOUR MATERIAL PATENTS WILL EXPIRE.

     Such risk factor in Amendment No. 1 to Form S-3 and Form 10-K/A on page 15 and 16, respectively, has been modified to state when our material patents will expire.

RISKS ASSOCIATED WITH OUR COMMON STOCK
"WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION"

22. TO THE EXTENT THAT THERE ARE ANY FACTS OR CIRCUMSTANCES THAT MIGHT INDICATE THAT A PARTY IS CONSIDERING BRINGING A CLASS ACTION SUIT AGAINST THE COMPANY OR IF ONE HAS BEEN FILED, DISCLOSE THOSE FACTS IN THIS RISK FACTOR.

     We are not aware of any facts or circumstances that might indicate that a party is considering bringing a class action suit against the Company.

SELLING SECURITYHOLDERS

23. WE CALL TO YOUR ATTENTION THE REQUIREMENTS OF FORM S-3 WITH RESPECT TO THE INFORMATION REQUIRED BY ITEM 507 (SELLING SHAREHOLDERS). WE NOTE THAT CERTAIN ENTITIES LISTED AS SELLING SHAREHOLDERS IN THE SELLING SECURITYHOLDER TABLE MAY BE BROKER-DEALERS THAT HAVE OBTAINED THE SHARES OTHER THAN AS COMPENSATION FOR SERVICES. IN THAT EVENT, SUCH SELLING SHAREHOLDERS ARE DEEMED UNDERWRITERS UNDER THE SECURITIES ACT OF 1933. IN THAT CASE, PLEASE REVISE YOUR REGISTRATION STATEMENT TO INCLUDE THOSE PARTIES AS AN UNDERWRITER IN THE SECTION TITLED "PLAN OF DISTRIBUTION" AND IN SUCH OTHER PLACES THAT WOULD BE APPROPRIATE. FURTHERMORE, IF THERE ARE AFFILIATES OF BROKER-DEALERS IDENTIFIED AS SELLING SHAREHOLDERS, THEY SHOULD BE IDENTIFIED AS SUCH AND YOUR DISCLOSURE SHOULD BE REVISED TO INCLUDE THE FOLLOWING REPRESENTATIONS: (I) THE SELLING SHAREHOLDER PURCHASED IN THE ORDINARY COURSE OF BUSINESS AND (II) AT THE TIME OF THE PURCHASE, THE SELLING SHAREHOLDER HAD NO AGREEMENTS OR UNDERSTANDING TO DISTRIBUTE SECURITIES.

     The 2 Orion entities are affiliated with a broker-dealer. On page 21 of Amendment No. 1 to Form S-3 we have identified them as such and we have revised our disclosure to include the requested representations.

24. PLEASE DISCLOSE THE NATURAL PERSONS WHO HAVE DISPOSITIVE CONTROL OVER THE SHARES HELD BY THE PHARMACEUTICAL/MEDICAL TECHNOLOGY FUND, ATLAS, ALEXANDRA AND THE 2 ORION ENTITIES.

     On page 19 of Amendment No. 1 to Form S-3 in the Selling Securityholders section, we have disclosed those persons who have dispositive control over shares held by The Pharmaceutical/Medical Technology Fund, Atlas, Alexandra and the 2 Orion entities.

EXHIBITS

25. PLEASE FILE YOUR LEGAL OPINION AND ANY OTHER EXHIBITS THAT NEED TO BE FILED AS SOON AS POSSIBLE.

     The opinion of Sichenzia Ross Friedman Ference LLP was filed as Exhibit 5.1 in the original filing of Form S-3.

SIGNATURES

26. ON THE SIGNATURE PAGE, PLEASE INCLUDE THE SIGNATURE OF THE CHIEF ACCOUNTING OFFICER.

     The signature of Bernard Denoyer, our principal accounting officer was included in the original filing of Form S-3.

FORM 10-K FOR THE PERIOD ENDING DECEMBER 31, 2004
GENERAL

27. PLEASE AMEND YOUR FORM 10-K IN RESPONSE TO THE FOLLOWING COMMENTS. IN ADDITION, PLEASE NOTE THAT OUR FOREGOING COMMENTS SHOULD ALSO BE CONSIDERED WHEN AMENDING THE 10-K.

     Where appropriate, we have amended Form 10-K to include the foregoing comments.

ITEM 1. DESCRIPTION OF BUSINESS, P.3

28. IN VIEW OF THE FACT THAT NEITHER OF YOUR LEAD PRODUCTS HAS BEEN APPROVED BY THE FDA AND THAT BOTH ARE CURRENTLY IN CLINICAL TRIALS ONLY, PLEASE DO NOT ASSERT THAT THE COMPANY'S PRODUCTS ARE SAFE OR EFFECTIVE. AS ONE EXAMPLE ONLY, IN YOUR DESCRIPTION OF EACH PRODUCT, YOU STATE YOUR BELIEF THAT ANNAMYCIN "IS EFFECTIVE AGAINST SEVERAL DIFFERENT IN VIVO TUMOR MODELS. . ." PLEASE DELETE SUCH STATEMENTS THROUGHOUT THE REGISTRATION STATEMENT AND LIMIT YOUR DISCUSSION TO WHAT WAS OBSERVED AND MEASURED.

     In Form 10-K/A on pages 3-8, we do not state that the Company's lead products have been effectively shown to be safe or effective in humans. We simply describe what has been done pre-clinically and clinically with Atiprimod and Annamycin, respectively, to date. For Atiprimod, there have been considerable toxicity (safety) data from studies performed on both animals and on patients from three earlier Phase I clinical trials that give us information on what is the maximum tolerated dose in humans that can be given without producing unacceptable adverse events. We do not say that Atiprimod will be efficacious or safe in patients, only that based on earlier studies, we intend to perform a Phase I/IIa trial in relapsed multiple myeloma patients to evaluate how high a dose of Atiprimod patients can safely tolerate and to look for an early indication of potential efficacy.

     For Annamycin, on page 4 of Form 10-K/A, we describe earlier data in which the drug was shown to retard growth of human tumors in animal models. This is a standard procedure in pre-clinical testing to see if a drug is worth taking forward into humans. It does not mean that the drug will in fact "work in humans", and we do not say this. We do refer to an earlier Phase I/IIa trial of Annamycin in relapsed leukemia patients, where there was an evaluation of the maximum tolerated dose and data describing some efficacy observed in patients (e.g. two patients who showed a complete remission on study drug).

29. TO THE EXTENT THAT YOU ARE SUBSTANTIALLY DEPENDENT ON ANY THIRD PARTY FOR SERVICES, PLEASE DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENTS WITH THEM IN YOUR BUSINESS SECTION AND FILE YOUR CONTRACTS WITH THEM AS EXHIBITS TO THE REGISTRATION STATEMENT. WITH RESPECT TO ANY THIRD PARTY COLLABORATORS, PLEASE DISCLOSE THE APPROXIMATE NUMBER OF PARTIES PERFORMING THESE SERVICES AND DISCUSS THE OBSTACLES YOU WOULD ENCOUNTER IF YOU WERE REQUIRED TO REPLACE ANY PARTY. PLEASE ALSO DISCLOSE THE TERM AND TERMINATION PROVISIONS FOR EACH SUCH AGREEMENT.

     On page 4 of Form 10-K/A we have described the material terms of our material agreements with third parties of which at the current time there is only one. Our agreement with Antibioticos S.P.A. has been filed as an exhibit to Form 10-K/A. We have also added disclosure about any obstacles we would encounter if we were required to replace any party.

30. PLEASE DISCLOSE THE IDENTITY OF THE PARTY LICENSING PATENTS DISCLOSED IN THIS SECTION. ADDITIONALLY, DESCRIBE THE MATERIAL TERMS OF EACH OF THE LICENSING AGREEMENTS, INCLUDING:

     o    TOTAL AMOUNTS AND TYPES OF PAYMENTS PAID TO DATE;

     o    EXISTENCE OF ROYALTY PROVISIONS;

     o    AGGREGATE POTENTIAL MILESTONE PAYMENTS;

     o    EXPIRATION DATE;

     o    TERMINATION PROVISIONS; AND

     o    MATERIAL RIGHTS AND OBLIGATIONS OF EACH PARTY TO THESE AGREEMENTS.

     On page 8 of Form 10-K/A we have disclosed our licensing agreements and the material terms as requested.

COMPLETED CLINICAL STUDIES, P.4

31. IN YOUR DISCUSSION OF CLINICAL TRIALS, YOU SHOULD INTRODUCE THE DISCUSSION WITH DISCLOSURE DESCRIBING WHAT WILL BE REQUIRED TO DEMONSTRATE THROUGH LARGER-SCALE CLINICAL TRIALS THAT THESE PRODUCT CANDIDATES ARE SAFE AND EFFECTIVE FOR USE IN A DIVERSE POPULATION BEFORE YOU CAN SEEK REGULATORY APPROVALS FOR THEIR COMMERCIAL SALE. FOR EXAMPLE, IF PHASE III TRIALS NEED TO BE CONDUCED WITH 200-300 PEOPLE, YOU SHOULD STATE THIS FACT EXPLICITLY SO THAT INVESTORS CAN UNDERSTAND THE RESULTS OF YOUR TEST ON 13 PATIENTS IN ITS APPROPRIATE CONTEXT. YOU SHOULD DESCRIBE SUCH REQUIREMENTS AS THEY APPLY TO EACH OF THE FACTS THAT YOU STATE REGARDING THE RESULTS. WE MAY HAVE FURTHER COMMENTS ON YOUR DISCLOSURE.

     For the two disease indications that the Company is targeting, the standard for approval from the FDA is considerably different than what one generally sees in the industry. We are targeting cancers that have no "standard of care". This means that patients have no available drug to treat their illness. Consequently, Phase III trials are not performed on

     "diverse populations" before we can seek regulatory approval. Actually, it is impossible to predict what might be needed for FDA approval. It specifically depends on the clinical course that is taken with each drug, and what is observed in patients. There are, in fact, recent examples for the diseases we are targeting, relapsed leukemia and relapsed multiple myeloma, where the FDA has, in fact, given accelerated approval on Phase IIb trials involving just 49 patients and 202 patients, respectively. However, the decision by the FDA is predicated on the level of responses and the safety of the drug. We do not mean to suggest or want to imply that this will be the case for our product candidates. We simply state in Form 10-K/A what our initial plans are for development of our two product candidates. We believe it would be misleading to add disclosure in Form 10-K/A trying to predict what would be needed for FDA approval. At this point in our development program for Atiprimod and Annamycin, we just do not know.

PROPRIETY RIGHTS, P.7

32.  PLEASE DISCLOSE WHEN YOUR MATERIAL PATENTS WILL EXPIRE.

     On page 7 of Form 10-K/A we have disclosed when our material patents will expire.

MANAGEMENT'S DISCUSSION AND ANALYSIS, P. 18

33. CURRENTLY, YOUR MD&A OVERVIEW DISCUSSES CUMULATIVE LOSSES AND YOUR RECENT PRIVATE PLACEMENT. IN A RECENT RELEASE CALLED "COMMISSION STATEMENT ABOUT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," THE STAFF STATED THAT "THE DEVELOPMENT OF MD&A DISCLOSURE SHOULD BEGIN WITH MANAGEMENTS IDENTIFICATION AND EVALUATION OF WHAT INFORMATION, INCLUDING THE POTENTIAL EFFECTS OF KNOWN TRENDS, COMMITMENTS, EVENTS, AND UNCERTAINTIES, IS IMPORTANT TO PROVIDING INVESTORS AND OTHERS AN ACCURATE UNDERSTANDING OF THE COMPANY'S CURRENT AND PROSPECTIVE FINANCIAL POSITION AND OPERATING RESULTS." RELEASE NOS. 33-8056; 34-45321; FR-61.

     ACCORDINGLY, THE MD&A OVERVIEW SHOULD INCLUDE DISCLOSURE ON THE KEY POINTS THAT ARE COVERED IN GREATER DETAIL IN THE MD& A SECTION, WITH EMPHASIS ON THE KEY TREND AND ANALYTICAL POINTS AS WELL AS ON THE "POTENTIAL EFFECTS OF KNOWN TRENDS, COMMITMENTS, EVENTS AND UNCERTAINTIES. ." WE MAY HAVE FURTHER COMMENTS ON YOUR REVISIONS.

     On pages 19-22 of Form 10-K/A we have added disclosure to the Overview and Plan of Operation sections of MD&A which emphasizes the potential effects of known trends, commitments, events and uncertainties.

CRITICAL ACCOUNTING POLICIES, PAGE 20

34. PLEASE REVISE YOUR DISCLOSURE HEREIN, GIVING CONSIDERATION TO COMMISSION RELEASE NO. 33-8350: "INTERPRETATION- COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," WHICH YOU CAN FIND ON OUR WEBSITE AT WWW.SEC.GOV/RULES/INTERP/33-8350.HTM. SPECIFICALLY, PLEASE ADDRESS THE NATURE OF THE UNCERTAINTY SURROUNDING YOUR ACCOUNTING POLICY FOR STOCK-BASED COMPENSATION AND THE IMPACT OF THE ASSUMPTIONS AND ESTIMATES THAT MAY MATERIALLY IMPACT YOUR FINANCIAL CONDITION OR OPERATING PERFORMANCE. IN PARTICULAR, PLEASE ADDRESS THESE FACTORS AS THEY RELATE TO YOUR ISSUANCE OF WARRANTS AND STOCK TO NON-EMPLOYEES, WHICH APPEAR SIGNIFICANT TO YOUR OPERATIONS.

     On page 22 of Form 10-K/A we have added disclosure to our stock-based compensation discussion under Critical Accounting Policies which discusses the nature of the uncertainty surrounding our accounting policy for stock-based compensation and the impact of the assumptions and estimates that may materially impact our financial condition or operating performance.

RESULTS OF OPERATIONS, PAGE 21

35.  WE ACKNOWLEDGE THE DISCUSSION OF YOUR PRODUCT DEVELOPMENT PIPELINE IN ITEM
     1. HOWEVER, WE BELIEVE THAT YOUR DISCLOSURES ABOUT HISTORICAL RESEARCH AND DEVELOPMENT EXPENSES AND ESTIMATED FUTURE EXPENSES RELATED TO YOUR MAJOR RESEARCH AND DEVELOPMENT PROJECTS COULD BE ENHANCED FOR INVESTORS. PLEASE EXPAND THOSE DISCLOSURES BY REFERRING TO THE DIVISION OF CORPORATION FINANCE "CURRENT ISSUES AND RULEMAKING PROJECTS QUARTERLY UPDATE" UNDER
     SECTION VIII-- INDUSTRY SPECIFIC ISSUES -- ACCOUNTING AND DISCLOSURE BY COMPANIES ENGAGED IN RESEARCH AND DEVELOPMENT ACTIVITIES. YOU CAN FIND IT AT THE FOLLOWING WEBSITE ADDRESS:
     HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/CFCRQ032001.HTM#SECVIII. SPECIFICALLY,
     PLEASE DISCLOSE THE COSTS INCURRED DURING EACH PERIOD PRESENTED AND TO DATE FOR EACH OF YOUR MAJOR RESEARCH AND DEVELOPMENT PROJECTS. IF YOU DO NOT MAINTAIN RESEARCH AND DEVELOPMENT COSTS BY PROJECT, DISCLOSE THAT FACT AND EXPLAIN WHY MANAGEMENT DOES NOT MAINTAIN AND EVALUATE RESEARCH AND DEVELOPMENT COSTS BY PROJECT. PLEASE PROVIDE OTHER QUANTITATIVE OR QUALITATIVE DISCLOSURES THAT INDICATE THE AMOUNT OF RESOURCES THAT THE COMPANY UTILIZES FOR THOSE PROJECTS.

     On page 23 of Form 10-K/A for those periods we maintained research and development costs by project we disclosed the costs incurred for each period. We have also added disclosure explaining why in earlier periods we did not maintain research and development costs by project.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 22

36. PLEASE ASSESS WHETHER THE MILESTONE PAYMENTS UNDER THE VARIOUS ARRANGEMENTS DISCUSSED IN YOUR "RESULTS OF OPERATIONS" SECTION AND ITEM 1 MEET THE CRITERIA AS PURCHASE OBLIGATIONS, AS WELL AS WHETHER YOU SHOULD INCLUDE THOSE MILESTONE PAYMENTS IN YOUR CONTRACTUAL OBLIGATIONS TABLE. IF, AS A RESULT OF THAT ASSESSMENT, YOU DO NOT INCLUDE THOSE MILESTONE PAYMENTS IN THE TABLE, PLEASE DISCUSS HEREIN, TO THE EXTENT MATERIAL, THE NATURE OF THE PRODUCT DEVELOPMENT EVENTS AND THE AMOUNT AND TIMING OF EVENT MILESTONE COMMITMENTS THAT YOU ARE REASONABLY LIKELY TO PAY. IN ADDITION, PLEASE CLARIFY, IN A FOOTNOTE, THE NATURE OF THE OBLIGATIONS INCLUDED IN THE TABLE, AS IT IS UNCLEAR IF THE $200,000 MAINTENANCE FEE PAYABLE ANNUALLY TO ANORMED IS INCLUDED IN THE TABLE. PLEASE REFER TO FINANCIAL REPORTING RELEASE 72, SECTION IV.

     On page 25 of Form 10-K/A, we have clarified in a "footnote" to our contractual obligations table the line item which represents our minimum annual royalty payments of $200,000 to AnorMed, Inc. for our Atiprimod license and $7,500 to Rockefeller University for our Superantigen-based bioterrorism defense patents. Our patent license agreements also include milestone royalty payments to be paid in cash upon the achievement of certain regulatory approval and certain product commercialization goals. These milestone payments have not been estimated because of the uncertainty surrounding the duration of on-going early stage clinical trials and the extent of regulatory approval and review cycles. We do not currently have any commercial biopharmaceutical products, and do not expect to have such for several years. We believe that in a development stage enterprise including these milestone payments would imply a certain expectation to the reader which might be misleading.

CONSOLIDATED FINANCIAL STATEMENTS

37. PLEASE REVISE YOUR STATEMENTS OF OPERATIONS TO CLEARLY CORRELATE STOCK-BASED COMPENSATION EXPENSE TO SPECIFIC LINE ITEMS. FOR EXAMPLE, IF YOUR STOCK-BASED COMPENSATION EXPENSE RELATES TO RESEARCH AND DEVELOPMENT OR GENERAL AND ADMINISTRATIVE ACTIVITIES, YOU SHOULD CLEARLY STATE THAT ON THE FACE OF THE STATEMENTS OF OPERATIONS FOR EACH PERIOD PRESENTED.

     In the Statement of Operations in the Consolidated Financial Statements in Form 10-K/A we have broken out stock-based compensation expense for research and development and general and administrative activities, separately as requested.

CONFLICTS OF INTEREST. P. 30

38. PLEASE DISCLOSE ANY CONSULTING ARRANGEMENTS MR. CERRONE HAS THAT WOULD BE CONSTITUTE A CONFLICT OF INTEREST OF THE TYPE YOU HAVE DESCRIBED IN THIS SECTION.

     We have been informed that Mr. Cerrone currently does not have any consulting arrangements that would constitute a conflict of interest of the type described in Form 10-K/A.

ITEM 13. EXHIBITS

39. WE NOTE THAT SOME OF THE AGREEMENTS WERE FILED AS EXHIBITS TO THE 10-K. HOWEVER, IF ANY SUCH AGREEMENTS HAVE NOT BEEN FILED AS EXHIBITS (SUCH AS THE AGREEMENT WITH HPI), PLEASE FILE THEM OR PROVIDE YOUR ANALYSIS SUPPORTING YOUR DETERMINATION THAT EACH AGREEMENT IS NOT REQUIRED TO BE FILED.

     With Form 10-K/A, we have filed the Asset Purchase Agreement with HPI and the License Agreement with Rockefeller University.

40. WE NOTE THAT YOUR OFFICERS' CERTIFICATIONS PURSUANT TO RULE 13A-14(A) OF THE EXCHANGE ACT, FILED AS EXHIBITS 31.1 AND 31.2, OMIT POINT 4(B) AS PRESCRIBED BY ITEM 601(B)(31) OF REGULATION S-B. PLEASE REVISE BOTH OR ADVISE US AS TO THE REASON FOR THE OMISSION.

     We have revised both certifications and are refiling them with Form 10-K/A.






                                                         Very truly yours,


                                                         /s/ Jeffrey J. Fessler